UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT OF ITEMS (1.i) AND (4) FROM THE 199TH MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 25, 2018 AND CLOSED ON JULY 30, 2018.

As Secretary of the Meeting of the Board of Directors, I CERTIFY that items 1.i “Oi News: (i) Board Secretariat” and 4 “Revision of the Authority of the Executive Board” of the Minutes of the 199th Meeting of the Board of Directors of Oi SA- In Judicial Reorganization, held on July 25, 2018 and closed on July 30, 2018, at 10:00 a.m., at Botafogo Beach No. 300, 11th Floor, Room 1101, Botafogo - Rio de Janeiro, State of Rio de Janeiro, are worded in the following manner:

“With respect to subitem (i) of item (1) of the Agenda, Mr. President announced the maternity leave of the Secretary of the Board, Mrs. Luciene Sherique Antaki, indicating that Mr. José Augusto da Gama Figueira will serve as her replacement on an interim basis from the present date until the end of the leave, pursuant to Article 22 of the Internal Regulations of the Board of Directors. The Directors accepted the indication.”

“Turning to item (4) of the Agenda, in light of the provisions under the first paragraph of article 32 of the Company’s Bylaws, and as requested by the Directors at the meeting held on May 30, 2018, Mr. Arthur Lavatori Correa presented to the Board the history of revisions of the Authority of the Executive Board, the use of the Authority in the period from May 2017 to the present date and the quantitative analysis of contracts entered into by the Supply Division in said period, as well as the consortiums established in the period of time between May 2017 and July 2018. Then, Mr. Arthur Lavatori reported that no need for adjustment was identified in the the Authority of the Executive Board Matrix and he submitted the proposal to maintain it in 2018, as approved on September 18, 2015 and ratified on May 18, 2016 and May 24, 2017. The Board members unanimously approved the maintenance of the of the Authority of the Executive Board Matrix for an additional sixty (60) days, with the matter to be revisited at the regular meeting of the Board of Directors next September. The Directors requested that, in the meantime, a multidisciplinary analysis of the Company’s real needs be carried out, interacting with the Risk, Audit and Control Committee”.

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha (Chairman of the Board), Ricardo Reisen de Pinho, Eleazar de Carvalho Filho, Marcos Duarte Santos, Marcos Bastos Rocha and Marcos Grodetzky.

Rio de Janeiro, held on July 25, 2018 and closed on July 30, 2018.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer